UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               (Amendment No. _)*

                            Northwestern Corporation
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                                (Name of Issuer)
--------------------------------------------------------------------------------

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    668074305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)



                                November 22, 2006

             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 668074305
-------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
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4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
----- --------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            2,250,808
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                803
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      2,250,808
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            803
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,251,611
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.32%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Cusip No. 668074305
---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                803
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            803
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      803
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BD
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.01 per share (the "Shares"), of Northwestern Corporation (the "Issuer"). The Issuer has its principal executive offices at 125 South Dakota Avenue, Suite 1100, Sioux Fall, SD 57104

Item 2.   Identity and Background

(a) This Statement is being filed by Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank AG ("Deutsche Bank", together with DBSI, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        DBSI is a corporation organized under the laws of Delaware, and is a wholly-owned subsidiary of DB US Financial Markets Holding Corporation ("DBUSFM"). DBUSFM is a wholly-owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly-owned subsidiary of Taunus Corporation, which in turn is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities acquired by Deutsche Bank covered by this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

(b) The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany. The address of the principal office of DBSI is 60 Wall Street, New York, New York 10005.

(c) and (f)     The principal business of the Reporting Persons and the name, business address, principal occupation or employment and citizenship of each of the executive officers, directors, controlling persons and trustees, as applicable of each of the Reporting Persons and each corporation and other person ultimately in control of the Reporting Persons are set forth on Schedule 1 to this Statement which is incorporated herein.

        Set forth on Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of each of Deutsche Bank and DBSI that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

(d) and (e)     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on
Schedule 1 to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        The source of the funds for the purchase of the Shares was working capital of the Reporting Persons.

Item 4.    Purpose of Transaction

        All of the Shares reported herein as having been acquired or disposed of were from the accounts of Deutsche Bank AG, London Branch and DBSI and were acquired or disposed of as part of their proprietary trading activities or in order to hedge its exposure to certain derivative contracts entered into with its clients.

        On November 22, 2006 the total number of Shares that may have been deemed beneficially owned by the Reporting Persons exceeded 5% of the total number of Shares outstanding. The Reporting Persons qualify as institutions that may file securities ownership reports required by the Securities Exchange Act on Schedule 13G. The Issuer entered into an Agreement and Plan of Merger, dated as of June 30, 2005, by and between the Issuer and Montana Public Power Incorporated. Deutsche Bank acquired Shares held in an arbitrage account subsequent to the announcement of the merger As a result, under interpretations of the Staff of the Securities and Exchange Commission, Deutsche Bank may be deemed to have purchased the Shares with the purpose of, or with the effect of, changing or influencing control of the Issuer, in connection with the proposed merger and the Reporting Persons are therefore filing this report on Schedule 13D.
        The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) and (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ended September 30, 2006, the number of Shares outstanding was 83,251,419 as of October 27, 2006. As of November 22, 2006, the reporting Person may have been deemed the beneficial owner of 2,251,611 Shares (approximately 6.3% of the total number of Shares outstanding).

Deutsche Bank AG,London Branch                                        1,841,108
Deutsche Bank AG,London Branch (arbitrage)                              409,700
Deutsche Bank Securities Inc.                                               803

(c) Transactions by the Reporting Person in the Shares effected during the past sixty days are set forth in Schedule 2 to this Schedule 13D, which is incorporated by reference herein.

(d)     Not applicable.

(e)     Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

        From time to time, the Reporting Persons may lend, pledge or enter into repurchase transactions relating to portfolio securities, including the Shares, to and with brokers, banks or other financial institutions. From time to time, effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

        Except as set forth above, the Reporting Persons does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

        Attached as Exhibit 1 to this Statement is the Joint Filing Agreement dated December 4, 2006, between Deutsche Bank AG and Deutsche Bank Securities Inc.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of December 4, 2006





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President


                                         DEUTSCHE BANK AG

                                         By: /s/ Pasquale Antolino
                                             --------------------------
                                             Name:  Pasquale Antolino
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President

                                   Schedule 1

       Executive Officers, Directors, Controlling Persons and Trustees of Deutsche Bank AG and each Person Ultimately in Control of Deutsche Bank AG


        Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT

                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Dr. Josef Ackermann          Chairman of the Group Executive Committee and
                             Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  Swiss
--------------------------------------------------------------------------------
Dr. Tessen von Heydebreck    Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
--------------------------------------------------------------------------------
Dr. Hermann-Josef Lamberti   Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
---------------------------- ---------------------------------------------------
Dr. Clemens Borsig           Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
---------------------------- ---------------------------------------------------

       Executive Officers, Directors, Controlling Persons and Trustees of
                         Deutsche Bank Securities Inc.

        Deutsche Bank Securities Inc. (DBSI) is registered with the SEC as a broker-dealer and is a member of the NASD, SIPC, NYSE, and a number of other securities self-regulatory organizations. In addition, DBSI is registered with the CFTC as a futures commission merchant and is a member of the NFA, CME, and several other futures self-regulatory organizations. DBSI is headquartered in New York City and offers a full range of broker-dealer services, including sales and trading expertise in equity and fixed income securities, derivatives and structured products, portfolio trading, prime brokerage services, and research. DBSI also assists investment banking clients with public and private offerings in the equity and debt capital markets, and provides advisory services in strategic areas such as mergers, acquisitions, and corporate restructurings.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT
                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Mr. Seth Waugh               Member of the Board of Directors, Chairman,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Stuart Clarke            Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  UK-British
--------------------------------------------------------------------------------
Mr. Thomas Gahan             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Robert Karofsky          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Mark Pfeffer             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Philip Weingord          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------

                       Schedule 2 - 60 Day Trade History

--------------------------------------------------------------------------------
DATE                  BUY/SELL            AMOUNT              PRICE
--------------------------------------------------------------------------------
09/22/06              BUY                 5000                34.99
--------------------------------------------------------------------------------
09/22/06              BUY                 100                 35.01
--------------------------------------------------------------------------------
09/22/06              SELL                400                 35.00
--------------------------------------------------------------------------------
09/22/06              BUY                 100                 35.01
--------------------------------------------------------------------------------
09/22/06              SELL                4049                34.99
--------------------------------------------------------------------------------
09/25/06              BUY                 400                 35.00
--------------------------------------------------------------------------------
09/25/06              SELL                3488                34.98
--------------------------------------------------------------------------------
09/26/06              BUY                 1297                35.01
--------------------------------------------------------------------------------
09/26/06              SELL                2000                34.99
--------------------------------------------------------------------------------
09/27/06              BUY                 1700                35.01
--------------------------------------------------------------------------------
09/27/06              SELL                1400                34.96
--------------------------------------------------------------------------------
09/27/06              BUY                 1700                35.01
--------------------------------------------------------------------------------
09/27/06              SELL                1400                34.96
--------------------------------------------------------------------------------
09/27/06              BUY                 20000               35.05
--------------------------------------------------------------------------------
09/27/06              BUY                 5000                35.01
--------------------------------------------------------------------------------
09/28/06              BUY                 7300                35.04
--------------------------------------------------------------------------------
09/28/06              SELL                4500                35.00
--------------------------------------------------------------------------------
09/28/06              SELL                96684               34.97
--------------------------------------------------------------------------------
09/28/06              BUY                 96684               34.97
--------------------------------------------------------------------------------
09/28/06              BUY                 15000               35.03
--------------------------------------------------------------------------------
09/28/06              BUY                 53                  35.03
--------------------------------------------------------------------------------
09/28/06              BUY                 1000                35.04
--------------------------------------------------------------------------------
09/28/06              SELL                800                 35.03
--------------------------------------------------------------------------------
09/29/06              BUY                 2300                35.04
--------------------------------------------------------------------------------
09/29/06              SELL                1612                35.01
--------------------------------------------------------------------------------
09/29/06              BUY                 24000               34.98
--------------------------------------------------------------------------------
09/29/06              BUY                 337                 35.01
--------------------------------------------------------------------------------
10/02/06              BUY                 3509                35.00
--------------------------------------------------------------------------------
10/02/06              SELL                5897                35.00
--------------------------------------------------------------------------------
10/02/06              BUY                 25000               35.01
--------------------------------------------------------------------------------
10/02/06              BUY                 100                 35.02
--------------------------------------------------------------------------------
10/02/06              SELL                2200                34.97
--------------------------------------------------------------------------------
10/03/06              BUY                 100                 34.99
--------------------------------------------------------------------------------
10/03/06              SELL                7600                35.00
--------------------------------------------------------------------------------
10/03/06              BUY                 10000               35.03
--------------------------------------------------------------------------------
10/03/06              BUY                 300                 35.01
--------------------------------------------------------------------------------
10/03/06              SELL                900                 34.98
--------------------------------------------------------------------------------
10/04/06              BUY                 3561                35.05
--------------------------------------------------------------------------------
10/04/06              BUY                 15000               35.03
--------------------------------------------------------------------------------
10/04/06              BUY                 1000                35.04
--------------------------------------------------------------------------------
10/04/06              SELL                100                 35.00
--------------------------------------------------------------------------------
10/05/06              BUY                 411                 35.08
--------------------------------------------------------------------------------
10/05/06              SELL                1123                35.06
--------------------------------------------------------------------------------
10/05/06              SELL                2600                35.05
--------------------------------------------------------------------------------
10/06/06              SELL                2840                35.02
--------------------------------------------------------------------------------
10/06/06              BUY                 300                 35.09
--------------------------------------------------------------------------------
10/09/06              BUY                 200                 35.09
--------------------------------------------------------------------------------
10/09/06              BUY                 1000                35.08
--------------------------------------------------------------------------------
10/10/06              SELL                200                 35.03
--------------------------------------------------------------------------------
10/10/06              BUY                 500                 35.05
--------------------------------------------------------------------------------
10/10/06              SELL                600                 35.04
--------------------------------------------------------------------------------
10/11/06              BUY                 100                 35.13
--------------------------------------------------------------------------------
10/11/06              SELL                300                 35.07
--------------------------------------------------------------------------------
10/12/06              BUY                 1700                35.13
--------------------------------------------------------------------------------
10/13/06              BUY                 100                 35.22
--------------------------------------------------------------------------------
10/13/06              SELL                100                 35.25
--------------------------------------------------------------------------------
10/13/06              BUY                 3200                35.25
--------------------------------------------------------------------------------
10/16/06              BUY                 600                 35.46
--------------------------------------------------------------------------------
10/16/06              SELL                600                 35.55
--------------------------------------------------------------------------------
10/16/06              BUY                 17848               35.55
--------------------------------------------------------------------------------
10/16/06              BUY                 57230               35.52
--------------------------------------------------------------------------------
10/16/06              SELL                75000               35.52
--------------------------------------------------------------------------------
10/16/06              BUY                 4000                35.54
--------------------------------------------------------------------------------
10/17/06              BUY                 1952                35.54
--------------------------------------------------------------------------------
10/17/06              BUY                 200                 35.53
--------------------------------------------------------------------------------
10/17/06              SELL                300                 35.49
--------------------------------------------------------------------------------
10/19/06              BUY                 800                 35.50
--------------------------------------------------------------------------------
10/19/06              SELL                800                 35.59
--------------------------------------------------------------------------------
10/19/06              BUY                 700                 35.61
--------------------------------------------------------------------------------
10/19/06              SELL                1600                35.58
--------------------------------------------------------------------------------
10/19/06              BUY                 3700                35.57
--------------------------------------------------------------------------------
10/19/06              BUY                 5000                35.56
--------------------------------------------------------------------------------
10/20/06              BUY                 900                 35.55
--------------------------------------------------------------------------------
10/20/06              SELL                1898                35.55
--------------------------------------------------------------------------------
10/20/06              BUY                 300                 35.58
--------------------------------------------------------------------------------
10/20/06              SELL                300                 35.56
--------------------------------------------------------------------------------
10/23/06              BUY                 140                 35.32
--------------------------------------------------------------------------------
10/23/06              SELL                200                 35.44
--------------------------------------------------------------------------------
10/23/06              BUY                 2000                35.46
--------------------------------------------------------------------------------
10/23/06              SELL                900                 35.44
--------------------------------------------------------------------------------
10/24/06              BUY                 400                 35.44
--------------------------------------------------------------------------------
10/24/06              BUY                 4040                35.45
--------------------------------------------------------------------------------
10/24/06              BUY                 500                 35.41
--------------------------------------------------------------------------------
10/24/06              SELL                700                 35.36
--------------------------------------------------------------------------------
10/25/06              BUY                 5045                35.48
--------------------------------------------------------------------------------
10/25/06              SELL                5300                35.53
--------------------------------------------------------------------------------
10/25/06              BUY                 16684               35.46
--------------------------------------------------------------------------------
10/25/06              SELL                16684               35.46
--------------------------------------------------------------------------------
10/25/06              SELL                1000                35.55
--------------------------------------------------------------------------------
10/25/06              BUY                 1400                35.48
--------------------------------------------------------------------------------
10/25/06              SELL                700                 35.40
--------------------------------------------------------------------------------
10/26/06              BUY                 500                 35.43
--------------------------------------------------------------------------------
10/26/06              SELL                2715                35.45
--------------------------------------------------------------------------------
10/26/06              SELL                17000               35.50
--------------------------------------------------------------------------------
10/26/06              BUY                 1100                35.50
--------------------------------------------------------------------------------
10/26/06              SELL                100                 35.42
--------------------------------------------------------------------------------
10/27/06              SELL                2155                35.48
--------------------------------------------------------------------------------
10/27/06              BUY                 600                 35.47
--------------------------------------------------------------------------------
10/27/06              BUY                 100                 35.50
--------------------------------------------------------------------------------
10/27/06              SELL                500                 35.41
--------------------------------------------------------------------------------
10/30/06              BUY                 200                 35.44
--------------------------------------------------------------------------------
10/30/06              SELL                200                 35.47
--------------------------------------------------------------------------------
10/30/06              SELL                1100                35.39
--------------------------------------------------------------------------------
10/30/06              SELL                4200                35.38
--------------------------------------------------------------------------------
10/30/06              BUY                 4200                35.38
--------------------------------------------------------------------------------
10/30/06              SELL                20000               35.40
--------------------------------------------------------------------------------
10/30/06              BUY                 20000               35.40
--------------------------------------------------------------------------------
10/30/06              BUY                 100                 35.52
--------------------------------------------------------------------------------
10/30/06              SELL                122                 35.46
--------------------------------------------------------------------------------
10/30/06              SELL                300                 35.36
--------------------------------------------------------------------------------
10/31/06              BUY                 1302                35.36
--------------------------------------------------------------------------------
10/31/06              BUY                 582                 35.44
--------------------------------------------------------------------------------
10/31/06              SELL                900                 35.36
--------------------------------------------------------------------------------
11/01/06              BUY                 31                  35.40
--------------------------------------------------------------------------------
11/01/06              SELL                331                 35.38
--------------------------------------------------------------------------------
11/01/06              SELL                20000               35.39
--------------------------------------------------------------------------------
11/01/06              SELL                500                 35.36
--------------------------------------------------------------------------------
11/02/06              BUY                 1012                35.33
--------------------------------------------------------------------------------
11/02/06              SELL                588                 35.44
--------------------------------------------------------------------------------
11/02/06              SELL                1100                35.37
--------------------------------------------------------------------------------
11/03/06              SELL                1340                35.37
--------------------------------------------------------------------------------
11/03/06              SELL                300                 35.48
--------------------------------------------------------------------------------
11/03/06              BUY                 800                 35.50
--------------------------------------------------------------------------------
11/03/06              SELL                1100                35.36
--------------------------------------------------------------------------------
11/06/06              SELL                20000               35.45
--------------------------------------------------------------------------------
11/06/06              BUY                 400                 35.46
--------------------------------------------------------------------------------
11/06/06              SELL                400                 35.43
--------------------------------------------------------------------------------
11/07/06              SELL                20000               35.50
--------------------------------------------------------------------------------
11/07/06              BUY                 2200                35.61
--------------------------------------------------------------------------------
11/07/06              SELL                100                 35.59
--------------------------------------------------------------------------------
11/08/06              BUY                 1584                35.48
--------------------------------------------------------------------------------
11/08/06              SELL                300                 35.66
--------------------------------------------------------------------------------
11/08/06              SELL                10000               35.58
--------------------------------------------------------------------------------
11/08/06              BUY                 400                 35.60
--------------------------------------------------------------------------------
11/08/06              SELL                200                 35.40
--------------------------------------------------------------------------------
11/09/06              BUY                 300                 35.63
--------------------------------------------------------------------------------
11/09/06              SELL                10000               35.64
--------------------------------------------------------------------------------
11/09/06              BUY                 300                 35.68
--------------------------------------------------------------------------------
11/09/06              SELL                200                 35.55
--------------------------------------------------------------------------------
11/10/06              BUY                 911                 35.62
--------------------------------------------------------------------------------
11/10/06              SELL                10000               35.62
--------------------------------------------------------------------------------
11/10/06              BUY                 1200                35.61
--------------------------------------------------------------------------------
11/10/06              SELL                100                 35.60
--------------------------------------------------------------------------------
11/13/06              SELL                893                 35.62
--------------------------------------------------------------------------------
11/13/06              SELL                11000               35.61
--------------------------------------------------------------------------------
11/13/06              BUY                 100                 35.64
--------------------------------------------------------------------------------
11/14/06              BUY                 167                 35.55
--------------------------------------------------------------------------------
11/14/06              SELL                483                 35.59
--------------------------------------------------------------------------------
11/14/06              SELL                10000               35.62
--------------------------------------------------------------------------------
11/14/06              BUY                 5700                35.65
--------------------------------------------------------------------------------
11/15/06              SELL                1291                35.71
--------------------------------------------------------------------------------
11/15/06              BUY                 25                  35.74
--------------------------------------------------------------------------------
11/15/06              BUY                 2020                35.67
--------------------------------------------------------------------------------
11/15/06              BUY                 8200                35.74
--------------------------------------------------------------------------------
11/16/06              BUY                 10000               35.64
--------------------------------------------------------------------------------
11/16/06              SELL                10000               35.64
--------------------------------------------------------------------------------
11/16/06              BUY                 2100                35.78
--------------------------------------------------------------------------------
11/16/06              SELL                200                 35.77
--------------------------------------------------------------------------------
11/17/06              BUY                 500                 35.79
--------------------------------------------------------------------------------
11/17/06              SELL                100                 35.76
--------------------------------------------------------------------------------
11/20/06              SELL                90                  35.75
--------------------------------------------------------------------------------
11/20/06              BUY                 1500                35.79
--------------------------------------------------------------------------------
11/20/06              SELL                100                 35.75
--------------------------------------------------------------------------------
11/21/06              BUY                 1700                35.79
--------------------------------------------------------------------------------
11/22/06              BUY                 477                 35.76
--------------------------------------------------------------------------------
11/22/06              SELL                475                 35.77
--------------------------------------------------------------------------------
11/22/06              BUY                 1108338             35.80
--------------------------------------------------------------------------------
11/22/06              BUY                 2550                35.76
--------------------------------------------------------------------------------
11/22/06              BUY                 500                 35.78
--------------------------------------------------------------------------------
11/22/06              SELL                100                 35.77
--------------------------------------------------------------------------------
11/24/06              BUY                 100                 35.73
--------------------------------------------------------------------------------
11/24/06              BUY                 1                   35.77
--------------------------------------------------------------------------------
11/24/06              BUY                 300                 35.76
--------------------------------------------------------------------------------
11/24/06              SELL                300                 35.72
--------------------------------------------------------------------------------
11/27/06              BUY                 100                 35.48
--------------------------------------------------------------------------------
11/27/06              BUY                 243                 35.50
--------------------------------------------------------------------------------
11/27/06              SELL                100                 35.50
--------------------------------------------------------------------------------
11/27/06              SELL                300                 35.48
--------------------------------------------------------------------------------
11/27/06              SELL                300                 35.62
--------------------------------------------------------------------------------
11/27/06              SELL                400                 35.65
--------------------------------------------------------------------------------
11/27/06              BUY                 5                   35.77
--------------------------------------------------------------------------------
11/27/06              BUY                 1                   35.77
--------------------------------------------------------------------------------
11/28/06              SELL                20000               35.59
--------------------------------------------------------------------------------
11/28/06              BUY                 31                  35.55
--------------------------------------------------------------------------------
11/29/06              BUY                 500                 35.74
--------------------------------------------------------------------------------
11/29/06              SELL                270                 35.73
--------------------------------------------------------------------------------
12/01/06              SELL                31                  35.73
--------------------------------------------------------------------------------
12/01/06              BUY                 100                 35.76
--------------------------------------------------------------------------------
12/01/06              SELL                200                 35.72
--------------------------------------------------------------------------------
12/01/06              BUY                 200                 35.70
--------------------------------------------------------------------------------
12/01/06              SELL                2000                35.66
--------------------------------------------------------------------------------

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, of Northwestern Corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of December 4, 2006





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President


                                         DEUTSCHE BANK AG

                                         By: /s/ Pasquale Antolino
                                             --------------------------
                                             Name:  Pasquale Antolino
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President